UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings and

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Popular, Inc. Puerto Rico Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 25, 2021

We have served as the Plan’s auditor since 1999.

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. LLP-216 Expires Dec. 1, 2022

Stamp E411532 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$515,773,644	$449,076,570
Receivables
Employer contributions	333,460	12,653,033
Participant contributions	500,706	312,308
Notes receivable from participants	259,361	523,639
Dividends and interest	496,953	421,756
Receivable for investments sold	45,054	12,967

Total receivables	1,635,534	13,923,703

Total assets	$517,409,178	$463,000,273

Liabilities
Accrued expenses	$213,956	$136,950
Payable for investments purchased	1,423,970	12,967

Total liabilities	$1,637,926	$149,917

Net assets available for benefits	$515,771,252	$462,850,356

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

Additions to assets available for benefits
Investment income:
Net appreciation in fair value of investments	$24,436,771
Interest and dividends	20,550,416

Total investment income	44,987,187

Interest income on notes receivable from participants	23,927

Contributions
Employer	11,798,712
Participants	29,324,673
Rollovers from qualified plans	380,010

Total contributions	41,503,395

Total additions	$86,514,509

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	$33,454,807
Administrative expenses	138,806

Total deductions	$33,593,613

Net increase in assets available for benefits	$52,920,896

Net assets available for benefits
Beginning of year	$462,850,356

End of year	$515,771,252

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, interest bearing deposits, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may make pre-tax contributions up to the maximum permitted, as defined in the Plan documents, but may not exceed the legal limit established by Section 1081.01 (d)(7)(A) of the Internal Revenue Code for the New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time, (the “2011 PR Code”), ($15,000 for 2013 and later). Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar years ended on December 31, 2020 and 2019 to $1,500.

Newly hired employees are automatically enrolled in the Plan at a pre-tax rate of 4% and may change their contribution rate at any time. The plan provides for an automatic annual increase of 1% to the employees’ pre-tax contribution until such contribution reaches a certain percent which at December 31, 2020 was 6%. Participants may modify the automatic annual increase of the pre-tax contribution up to the maximum permitted amount. Participants are given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

Effective July 1st, 2020, the Plan was amended in response to the changes in the economic outlook resulting from the COVID-19 pandemic in order to modify the matching contribution feature of the Plan. In accordance with the amendment, the Corporation will match 50% of each dollar that the participant contributes on a pre-tax basis, up to 6% (previously up to 8%) of the total cash compensation per payroll. As a result, the Corporation’s maximum effective matching contribution will be 3% of the total cash compensation.

The Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. There were no discretionary contributions for the year 2020. At December 31, 2019, the plan had $12,302,345 included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits, related to discretionary contributions declared by the Corporation’s Board of Directors subsequent to the end of each respective fiscal year.

The Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. In June 2021, the Corporation reviewed the matching contributions for the year 2020 and as a result made a True-Up contribution of $142,647, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2020.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

Refer to Note 8 Subsequent Events, for changes to the plan made in May 2021.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit-sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Corporations’ matching and discretionary profit-sharing contributions plus actual earnings thereon is based on years of service since commencement of employment with the Corporation. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting%
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits and Withdrawals

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions balance, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions balance. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc.’s common stock, if applicable, or a combination of elections. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.

On June 28, 2019, the Plan was amended to allow for hardship withdrawals for the purchase of a participant’s main residence and not just the participants first residence, limited to a one-time event by the Plan participant.

The Department of the Treasury issued the Internal Revenue Circular Letter No. 20-09 of February 19, 2020 and the Internal Revenue Circular Letter No. 20-23 of March 29, 2020 (the “Circular Letters”), which establish the rules applicable to distributions of retirement plans and individual retirement accounts (“IRAs”) related to the earthquakes that occurred in Puerto Rico in January 2020 and to the COVID-19 pandemic (the “Disasters”), respectively. Pursuant to this relief measure, participants are allowed to withdraw 25% of their vested balance up to $100,000, of which the first $10,000 would be tax exempt and the remaining subject to a 10% tax rate if the request for the distribution is made on or before June 1st, 2020. The Plan adopted the provisions of this relief measure, allowing participants to make withdrawals that complied with the specified terms and conditions of the relief, at the preferential tax rates.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. After December 31, 2006, the Plan does not allow participants to take loans.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

Notes receivable from participants amounted to $259,361 and $523,639, at December 31, 2020 and 2019, respectively. Interest rates ranged from 5.50% to 7.00% at December 31, 2020 and from 5.00% to 7.00% at December 31, 2019.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Corporation, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

During 2020, the Plan used forfeitures of $61,800 to pay administrative expenses, which included some expenses accrued in prior year. Forfeited non-vested accounts amounted to $379,922 and $97,700 at December 31, 2020 and 2019, respectively.

Non-Participant Directed Investments

At December 31, 2020, there were no non-participant directed investments in the Plan.

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10, “Fair Value Measurements”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC Subtopic 820-10 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 3 to these financial statements for the ASC Subtopic 820-10 disclosures required as of December 31, 2020 and 2019.

Interest Bearing Deposits

Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments available upon demand. Interest Bearing Deposits include revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year end funds account balance. Revenue sharing dollars during the years ended December 31, 2020 and 2019 were $300,100 and $214,447, respectively.

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury, and are recorded when paid.

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under the 2011 PR Code, and are recorded when received.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the Statement of Changes in Net Assets Available for Benefits. Notes receivable from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

Payment of Benefits

Benefits are recorded when paid.

Refundable Contributions

On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2020 and 2019, the plan passed the non-discrimination test.

3.	Fair Value Measurement

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurements” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity. These interest bearing deposits are available upon demand, hence, classified as Level 1.

Popular, Inc. Common Stock: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2020 and 2019.

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$396,315,631	$—	$396,315,631

Interest Bearing Deposits	51,603,334	—	—	51,603,334

Popular, Inc. Common Stock	67,854,679	—	—	67,854,679

Total assets at fair value	$119,458,013	$396,315,631	$—	$515,773,644

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$337,809,228	$—	$337,809,228

Interest Bearing Deposits	39,626,094	—	—	39,626,094

Popular, Inc. Common Stock	71,641,248	—	—	71,641,248

Total assets at fair value	$111,267,342	$337,809,228	$—	$449,076,570

4.	Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) dated August 26, 2016 indicating it meets the requirements of Section 1081.01 of the 2011 Puerto Rico Internal Revenue Code (“2011 PR Code”) and accordingly, the Trust associated with the Plan is exempt from Puerto Rico income tax under such section. The Plan is amended from time to time, and such amendments are submitted for the PR Treasury to ascertain that the qualification of the Plan is not affected. The most recent letter received from the PR Treasury was dated January 29, 2021, in which it ruled that Amendment 2019-1, related to changes to the hardship withdrawal provision, does not affect the qualification of the Plan. Still the Plan has other amendments under review by the PR Treasury. However, in the opinion of the Plan administrator, the Plan is currently designed and being operated in compliance with the applicable requirements of the 2011 PR Code.

No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. Pursuant to Section 1022(i)(1) of ERISA, the Plan’s Trust is considered as an organization described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator believes there are no tax positions and has concluded that as of December 31, 2020 and 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2020, the years 2016 and thereafter remain subject to examination; however, there are currently no audits for any tax periods in progress.

5.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) surfaced in Wuhan, China and has since spread globally to other countries and jurisdictions. In March 2020, the World Health Organization declared COVID-19 to be a global pandemic. The COVID-19 pandemic significantly disrupted and negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets, significantly increased unemployment levels worldwide and decreased consumer confidence and commercial activity generally.

The COVID-19 pandemic created economic uncertainties which resulted in significant volatility in the investment markets and affected the market price of the Popular Inc, common stock and other Plan assets, in turn affecting participants’ account balances. Even though recently there have been signs of an improving economy since the height of the pandemic, the full impact of the pandemic continues to evolve. The duration of the COVID-19 pandemic and whether these economic uncertainties may resurge, as well as the ultimate economic and financial impact of these circumstances in the Corporation and the Plan, are highly uncertain and are difficult to predict at this time.

6.	Related Party Transactions

At December 31, 2020 and 2019, the Plan held 1,204,801 and 1,219,426 common stock shares of Popular, Inc., with a quoted market value of $67,854,679 and $71,641,248 respectively. During the year ended December 31, 2020, the Plan purchased or acquired through rollovers 167,446 common shares of Popular, Inc., with an acquisition price of $6,911,328 and completed sales and distributions of 182,071 shares which had a carrying value of $7,194,566, resulting in a realized gain of $530,899. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $483,638 and $364,424, related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2020 and 2019, which were paid in January 2021 and 2020, respectively.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2020 and 2019

As of December 31, 2020 and 2019, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $50,030,140 and $39,541,548, respectively. As of December 31, 2020 and 2019, the Plan held a time deposit open account with Banco Popular de Puerto Rico of $1,573,194 and $84,546, respectively. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

At December 31, 2020 and 2019, notes receivable from participants amounted to $259,361 and $523,639, respectively. For the year ended December 31, 2020 and 2019 interest income related to notes receivable from participants amounted to $23,927 and $89,306, respectively. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico provides services as Trustee and Recordkeeper for the Plan, which for the year ended December 31, 2020 and 2019 amounted to $540,326 and $501,479, respectively, and were borne by the Plan sponsor.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$515,771,252	$462,850,356
Less: Amounts allocated to withdrawing participants	(121,448)	(83,893)

Net assets available for benefits per the Form 5500	$515,649,804	$462,766,463

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2020 to Form 5500:

Benefits paid to participants per the financial statements	$33,454,807
Add: Amounts allocated to withdrawing participants at December 31, 2020	121,448
Less: Amounts allocated to withdrawing participants at December 31, 2019	(83,893)

Benefits paid to participants per Form 5500	$33,492,362

8.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Effective July 1, 2021, the Corporation will match 50% of each dollar that the participant contributes on a pre-tax basis, up to 8% (previously up to 6%) of the total cash compensation per payroll. Also, new participants to the plan will be automatically enrolled at the Plan at a 5% contribution rate, up from the previous 4%.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
	Amcap Fund-R6	Mutual Fund 570,727 shares	*	*	$22,636,485
	American Balanced Fd-R6	Mutual Fund 1,517,541 shares	*	*	45,846,496
	Franklin U.S. Government Securities	Mutual Fund 772,201 shares	*	*	4,718,146
	Goldman Sachs S/C Value	Mutual Fund 122,456 shares	*	*	6,801,180
	JP Morgan Mid Cap Value Fund	Mutual Fund 445,260 shares	*	*	16,438,998
	Legg Mason Bw Global Op Bd-Is	Mutual Fund 102,460 shares	*	*	1,223,372
	Metropolitan West Tot Ret Bond Inst	Mutual Fund 1,385,586 shares	*	*	15,491,133
	Mfs Value Fund-R6	Mutual Fund 419,298 shares	*	*	18,792,930
	Principal Lifetime Strategic Income	Mutual Fund 414,655 shares	*	*	5,228,798
	Principal Lifetime 2010 Fund	Mutual Fund 619,585 shares	*	*	8,203,307
	Principal Lifetime 2015 Selt	Mutual Fund 8,970 shares	*	*	88,717
	Principal Lifetime 2020 Fund	Mutual Fund 1,781,460 shares	*	*	25,777,972
	Principal Lifetime 2025 Inst	Mutual Fund 118,408 shares	*	*	1,455,229
	Principal Lifetime 2030 Fund	Mutual Fund 2,934,158 shares	*	*	45,831,550
	Principal Lifetime 2035 Selt	Mutual Fund 260,239 shares	*	*	3,471,592
	Principal Lifetime 2040 Fund	Mutual Fund 2,738,474 shares	*	*	46,143,287
	Principal Lifetime 2045 Intl	Mutual Fund 358,302 shares	*	*	5,134,492
	Principal Lifetime 2055 Selt	Mutual Fund 366,361 shares	*	*	5,718,888
	Principal Lifetime 2050 Fund	Mutual Fund 2,192,744 shares	*	*	37,780,987
	Principal Lifetime 2060 Fund	Mutual Fund 766,142 shares	*	*	12,656,664
	Principal Lifetime 2065 Inst	Mutual Fund 6,407 shares	*	*	83,161
	Principal Diversified International Fund	Mutual Fund 610,845 shares	*	*	9,134,403
	Vanguard Institutional Index Fund	Mutual Fund 132,593 shares	*	*	43,952,915
	Vanguard Total Bond Market Index Fund	Mutual Fund 250,291 shares	*	*	2,908,386
	Vanguard Extended Market Index Fund	Mutual Fund 50,940 shares	*	*	6,354,721
	Vanguard Total International Stock Index Fund	Mutual Fund 136,840 shares	*	*	4,441,822

	Total Mutual Funds		*	*	396,315,631

*	BPPR Bank Deposit Open Account	Open Deposit Account	*	*	50,030,140
*	BPPR Time Deposit Open Account	Open Deposit Account	*	*	1,573,194

	Total Interest Bearing Deposits				51,603,334

*	Popular, Inc.	Common Stock 1,204,801 shares	*	*	67,854,679

*	Participant loans	Participant loans with maturities ranging from 2023 to 2026 and interest rate ranging from 5.50% to 7.00%	*	*	259,361

					$516,033,005

*	Party in-interest
**	Cost is not required to be presented for participant directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 25, 2021	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)